John E. Lux, Esq.
Attorney at Law
1629 K Street, Suite 300
Washington, DC 20006
(202) 780-1000
Admitted in Maryland and the District of Columbia

February 26, 2020

Matthew Derby, Staff Attorney,

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Atomic Studios, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed February 6, 2020 File No. 024-11119

Dear Mr. Derby:

On behalf of Atomic Studios, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 19, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response in red to each comment immediately thereafter.

Amendment No. 2 to Offering Statement on Form 1-A Risk Factors, page 6

1.	We note that Mr. Conway is currently the Chief Executive Officer of Atomicon LLC. In addition, we note that both Messrs. Conway and Zanca appear to be executive officers for Galactic Adventures, an enterprise that is raising funds on Wefunder. Please add a risk factor to discuss the other business activities of Messrs. Conway and Zanca, and the potential conflicts of interest that exists in relation to those other activities and disclose the approximate average number of hours they will devote to your business each week. In addition, add comparable disclosure to the biographic description on page 45.

Sky Conway and Frank Zanca will be devoting limited part-time hours with other businesses and ventures, which are complimentary and not in conflict with Atomic Studios.

Series in Development, page 37

2.	We note your response to prior comment 8. We further note that you have identified numerous productions as being "in development." Given that the company has nominal capital resources and operations, please revise to clarify what "in development" means for each of the productions. In addition, revise to indicate the manner in which the company holds the content to include a discussion regarding whether it is irrevocably licensed or was acquired, and the terms of any agreements to license or acquire the library of content or intellectual property.

“In Development” definition: This is where the project is birthed. It is the creation, writing, organizing and planning stage of a project. In development, a preliminary budget is made, key cast may be attached, key creatives are chosen, main locations scouted, and multiple script drafts may be written. It’s all the groundwork to show what the project will be and how much it will cost to make. It starts the moment a Producer thinks of a project or a Writer starts penning words on a page.

Each of the below projects are in the process of attaching talent and completing story ideas for the various episodes and seasons.

All short-form content was created by Sky Conway, who will receive a “Created By” credit and has been acquired by Atomic Studios for the amount of $1.00.

All long-form scripted content was created by Sky Conway, will receive a "Created By" or "Written By" credit and has been optioned by Atomic Studios with an agreed upon amount of 3% of the budget.

He is a present team member of Galactic Adventures, who will creating and writing the various escape room scenarios as well as assisting with the start up phase of the operation.

Management's Analysis of Financial Condition and Results of Operations, page 43

3.	In response to prior comment 6, you state that working capital to cover expenses and costs was from "an unaffiliated company" but we note that this is characterized as a related party transaction on page 65. Please identify the lender, the amount of funds that was received, and the terms of repayment. Also, identify the shareholder and executive officer to whom you issued notes payable.

The Company owes $12,754 to AtomiCon, LLC on a one year note.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux